SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 4)
Ciner Resources LP

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
67081B 106
(CUSIP Number)

Marla E. Nicholson
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328
Telephone: (770) 375-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 21, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 67081B 106
1	Name of Reporting Person Ciner Enterprises Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power* 14,551,000 common units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 14,551,000 common units
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person CO

* Represents 14,551,000 common units representing limited partner interests of Ciner Resources LP (“Ciner Resources” or the “Issuer) held of record by Sisecam Chemicals Wyoming LLC, a Delaware limited liability company (“New Wyoming”), as successor by conversion to Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”). New Wyoming is a wholly owned subsidiary of Sisecam Chemicals Resources LLC, a Delaware limited liability company (“New Resources”), and successor by conversion to Ciner Resources Corporation, a Delaware corporation (“Ciner Corp”). Ciner Enterprises Inc., a Delaware corporation (“Ciner Enterprises”), may be deemed to share beneficial ownership of such common units as a result of its 40% interest in New Resources.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person WE Soda Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO, AF (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

	7	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power* 14,551,000 common units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 14,551,000 common units
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* WE Soda Ltd (“WE Soda”), may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which WE Soda’s direct subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Kew Soda Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO, AF (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

	7	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power* 14,551,000 common units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,551,000 common units
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* Kew Soda Ltd, (“Kew Soda”), may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which Kew Soda’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Akkan Enerji ve Madencilik Anonim Şirketi
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Turkey

	7	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power* 14,551,000 common units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 14,551,000 common units
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* Akkan Enerji ve Madencilik Anonim Şirketi (“Akkan”) may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which Akkan’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Turgay Ciner
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Turkey

	7	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power* 14,551,000 common units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 14,551,000 common units
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person IN

* Turgay Ciner may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which Mr. Ciner’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources due to his 100% ownership of Akkan, an indirect parent of Ciner Enterprises.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

EXPLANATORY NOTE:
This Amendment No. 4 (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2015, as amended by the Amendment No. 1 filed with the SEC on November 15, 2016, further amended by the Amendment No. 2 filed with the SEC on February 22, 2018, and further amended by the Amendment No. 3 filed with the SEC on November 22, 2021 (as amended, the “Schedule 13D”) by Ciner Holding, Ciner Corp., Ciner Enterprises, WE Soda, Kew Soda, Akkan, and Turgay Ciner, a Turkish citizen (“Mr. Ciner” and collectively with Ciner Enterprises, WE Soda, Kew Soda, and Akkan, the “Reporting Persons”).
This Amendment is being filed in order to report that on December 21, 2021, the transaction contemplated by the Unit Purchase Agreement (the “Unit Purchase Agreement”) dated as of November 19, 2021, by and between Ciner Enterprises and Sisecam Chemicals USA Inc., a Delaware corporation and an indirect subsidiary of Turkiye Sise ve Cam Fabrikalari A.S (“Sisecam”), has been completed. Pursuant to the Unit Purchase Agreement, as described below under Item 6, (i) Ciner Corp converted into New Resources pursuant to Delaware law and (ii) immediately thereafter Ciner Enterprises sold to Sisecam 60% of Ciner Enterprises’ ownership interests in New Resources (the “Transaction”).

This Amendment amends and restates the information disclosed in the Schedule 13D as set forth herein. In addition, pursuant to this amendment, New Resources (as successor to Ciner Corp) and New Wyoming (as successor to Ciner Holding) have ceased to be reporting persons under this Schedule 13D.

Item 2. Identity and Background
Paragraphs (a) - (f) of Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
(a) This Schedule 13D is being filed jointly by the Reporting Persons.
(b), (c) Mr. Ciner, the ultimate beneficial owner of Ciner Enterprises and its shared beneficial interest in the Issuer, currently serves as the Chairman of the Ciner Group, whose headquarters is located at Paşalimanı Caddesi, No:73, 34670 Paşalimanı, Üsküdar, Istanbul, Turkey. Ciner Group is a Turkish conglomerate of companies engaged in the energy and mining (including soda ash mining in Turkey), media and shipping markets. Akkan is a shell company with no operations, with its principal offices located at Paşalimanı Caddesi No:41 34674 Üsküdar, İstanbul, Turkey. WE Soda and Kew Soda’s principal business consists of being holding companies of trona and soda ash mining companies in Turkey and the USA. WE Soda and Kew Soda’s principal offices are located at 23 College Hill, London, United Kingdom, EC4R 2RP. Ciner Enterprises’ principal business consists of holding a 40% interest in New Resources, which owns New Wyoming and indirectly New Wyoming’s ownership interest in the Issuer. The Issuer is engaged in soda ash mining in Green River, Wyoming. Ciner Enterprises’ principal offices are located at Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.
Each of the Reporting Persons, other than Mr. Ciner, has a board of directors, and each of the Reporting Persons other than Mr. Ciner, WE Soda and Kew Soda has executive officers. The name and present principal occupation of each director (the “Covered Directors”) and executive officer, as applicable, of Ciner Enterprises, WE Soda and Kew Soda and Akkan (the “Covered Officers” and, together with the Covered Directors, the “Covered Individuals”) is set forth in the table below.
(d), (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Position

Ciner Enterprises
Tarlan Ogüz Erkan	Director, President & Chief Executive Officer
Marla E. Nicholson	Vice President, General Counsel and Secretary
Chris DeBerry	Chief Accounting Officer
Ahmet Tohma	Vice President, Chief Financial Officer

WE Soda
Mehmet Ali Erdogan	Director
Ikbal Didem Ciner	Director
Thomas Edward Hinton	Director
Suat Ince	Director
Vasileios Papakalodoukas	Director
Arif Sinan Solaklar	Director
Gursel Usta	Director
Alasdair John Warren	Director
Sir Peter John Westmacott	Director
Sait Ergun Ozen	Director
Erdogan Erdogan	Secretary
Kew Soda
Mehmet Ali Erdogan	Director
Ikbal Didem Ciner	Director
Erdogan Erdogan	Secretary
Akkan
Turgay Ciner	President & Director

(f) All the Covered Individuals are United States citizens, with the exception of Mr. Turgay Ciner, Ikbal Didem Ciner, Suat Ince, Arif Sinan Solaklar, Sait Ergun Ozen and Gürsel Usta, who are citizens of the Republic of Turkey, Mr. Vasileios Papakalodoukas who is a Greek citizen, and Thomas Edward Hinton, Alasdair John Warren, Sir Peter John Westmacott, Erdogan Erdogan and Mehmet Ali Erdoğan, who are British citizens. Each of the Covered Officers’ business address is c/o Ciner Enterprises, Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.
Mehmet Ali Erdoğan is a Principal at Regnum Solicitors, and his business address is 13 Ramsgate Street, London E82FD, United Kingdom. Gürsel Usta is the Executive Manager of Park Holding A.Ş., and his business address is Paşalimanı Caddesi No:41, 34670 Paşalimanı-Üsküdar, İstanbul, Turkey.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended in its entirety to read as follows:
Ciner Enterprises and Akkan obtained the funds used in 2015 to acquire the initial investment in the Issuer and pay related amounts from an aggregate of $50 million of capital contributions from affiliates of Akkan and by borrowing an aggregate of $400 million under two credit facilities, each dated as of October 5, 2015. The first credit facility was a $200 million credit facility maturing October 22, 2025 (as amended and restated or otherwise modified, the “Turkish Credit Facility”), between Akkan, as borrower, and Türkiye İş Bankası A.Ş. Kozyataği Corporate Branch (“Isbank”), as lender, and certain other persons party thereto. Akkan's obligations under the Turkish Credit Facility were guaranteed by certain affiliates of Akkan (the “Guarantors”) and are secured by certain assets. The second credit facility was a $200 million credit facility maturing October 22, 2025 (as amended and restated or otherwise modified, the “U.S. Credit Facility”), between Ciner Enterprises, as borrower, and Isbank, as lender, and certain other persons party thereto. Ciner Enterprises' obligations under the U.S. Credit Facility were guaranteed by Ciner Corp and Ciner Holding (the “U.S. Guarantors”) along with the Guarantors and were secured by certain assets including the common units and subordinated units (which in 2016 were converted into common units) then owned by Ciner Holding.
On February 22, 2018, as part of an internal reorganization, Akkan contributed 100% of the ownership interests of Ciner Enterprises to Kew Soda, upon which, Kew Soda contributed 100% of Ciner Enterprises to WE Soda. In connection with this internal reorganization, the Turkish Credit Facility and the U.S. Credit Facility were refinanced and replaced by a new bank facility. Such new bank facilities were further refinanced in connection with the closing of the Transactions described in Item 6.
On December 21, 2021, the Transactions described in Item 6 were completed.

Item 4. Purpose of Transaction
Item 4 is hereby amended in its entirety to read as follows:
Ciner Enterprises originally acquired and continues to hold an indirect interest in the Issuer as a long-term strategic investment in soda ash mining and production operations in the United States, a business complementary to others operated by the Reporting Persons and their affiliates outside the United States.
The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D.
(a) - (j) The information provided in Item 6 of this Amendment is incorporated by reference.
The Reporting Persons, as investors in New Resources and indirectly in the Issuer, intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other unitholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may include purchase or sale of units, business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, actions that may impede the acquisition of control of the Issuer by any person, shared service agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons or any affiliate thereof and the Issuer. Any action or actions the Reporting Persons might undertake in respect of the common units will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the common units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer
The information in subparagraphs (a), (b) and (c) is hereby amended and restated in its entirety by the following:
(a)    New Wyoming is the record and beneficial owner of 14,551,500 common units, which, based on 19,725,696 common units outstanding as of October 27, 2021, represents 74% of the outstanding common units of the Issuer.
None of Ciner Enterprises, WE Soda, KEW Soda, Akkan or Mr. Ciner directly owns any common units of the Issuer; however, Ciner Enterprises, as the owner of 40% of the ownership interests in New Resources, WE Soda, as the owner of all the ownership interests of Ciner Enterprises, Kew Soda, as the owner of all of the ownership interests of WE Soda, Akkan, as the owner of all of the ownership interests of Kew Soda, and Mr. Ciner, as the owner of all of the ownership interests of Akkan, may be deemed to share with Sisecam the beneficial ownership of the 14,551,000 common units representing 74% of the outstanding common units of the Issuer held of record by New Wyoming and beneficially by New Resources as of December 21, 2021.
(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
(c)    Except as described elsewhere in this Amendment, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has affected any transactions in the common units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On December 21, 2021, the Transactions contemplated by the Unit Purchase Agreement were completed. Pursuant to the Unit Purchase Agreement:
•Ciner Enterprises completed certain reorganization transactions whereby Ciner Resources Corp., a Delaware corporation converted into New Resources pursuant to Delaware law, with New Resources then indirectly owning 100% of Ciner Resource Partners LLC (the “General Partner”), the general partner of the Issuer, which holds an approximate 2% general partner interest in the Issuer and approximately 74% of the common units in the Issuer (collectively, the “Reorganization Transactions”);
•subsequent to the Reorganization Transactions, Ciner Enterprises sold to Sisecam, and Sisecam purchased, 60% of the outstanding units of New Resources owned by Ciner Enterprises for a purchase price of $300 million (the “New Resources Sale” and collectively with the Reorganization Transaction, the “Transaction”); and
•at the closing of the New Resources Sale, New Resources, Ciner Enterprises and Sisecam entered into a unitholders and operating agreement (the “New Resources Operating Agreement”).
Pursuant to the terms of the New Resources Operating Agreement, Sisecam and Ciner Enterprises will have a right to designate six directors and four directors, respectively, to the board of directors of New Resources. In addition, the New Resources Operating Agreement provides that (i) the board of directors of the General Partner shall consist of six designees from Sisecam, two designees from Ciner Enterprises and three independent directors for as long as the General Partner is legally required to appoint such independent directors and (ii) the Issuer’s right to appoint four managers to the board of managers of Ciner Wyoming LLC shall be comprised of three designees from Sisecam and one designee from Ciner Enterprises; however, all other management, voting, board of managers, or other equivalent representation rights with respect to General Partner shall be the same with respect to New Resources. Each unitholder shall vote all units over which such unitholder has voting control to elect to the board of directors any individual designated by Sisecam and Ciner Enterprises. Upon completion of the Transaction, Oguz Erkan and Huseyin Kusco were Ciner Enterprises’ designees to the board of directors of the General Partner and Oguz Erkan was Ciner Enterprises’ designee to the board of managers of Ciner Wyoming LLC. The New Resources Operating Agreement also requires the board of directors of New Resources to unanimously approve certain actions and commitments, including without limitation take any action that would have an adverse effect on the MLP (Master Limited Partnership) status of Ciner Resources or any of its subsidiaries. As a result of Ciner Enterprise’s 40% interest in New Resources and its rights under the New Resources Operating Agreement, Ciner Enterprises, and WE Soda, Kew Soda, Akkan and Mr. Ciner, may be deemed to share with Sisecam beneficial ownership of the 2% general partner interest in the Issuer and the approximately 74% of the common units in the Issuer owned directly by New Wyoming and indirectly by New Resources as parent entity of New Wyoming. As a result of the foregoing and the shared beneficial ownership of the interests in the Issuer, the Reporting Persons may constitute a “group” with Sisecam for purposes of Section 13(d)(3) of the Exchange Act with respect to the interests in the Issuer described in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

EXHIBIT A
First Amended and Restated Agreement of Limited Partnership of Ciner Resources LP (formerly known as OCI Resources LP) dated as of September 18, 2013 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on September 18, 2013).

EXHIBIT B
Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Ciner Resources LP (formerly known as OCI Resources LP) dated as of May 2, 2014 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 7, 2014).

EXHIBIT C	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Ciner Resources LP (formerly known as OCI Resources LP) dated as of November 5, 2015 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 5, 2015).
EXHIBIT D	Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Ciner Resources LP, dated April 28, 2017 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2017).
EXHIBIT E	Amended and Restated Limited Liability Company Agreement of Ciner Resource Partners LLC (formerly known as OCI Resource Partners LLC) dated as of September 18, 2013 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on September 18, 2013).
EXHIBIT F	Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Ciner Resource Partners LLC (formerly known as OCI Resource Partners LLC) dated November 5, 2015 (incorporated by reference to Exhibit 3.4 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 5, 2015).
EXHIBIT G	Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Ciner Resource Partners LLC (formerly known as OCI Resource Partners LLC) dated December 14, 2021 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on December 14, 2021).
EXHIBIT H	Joint Filing Agreement, dated February 22, 2018 (incorporated by reference to Exhibit D to the Schedule 13D/A filed by the Reporting Person with the SEC on February 27, 2018).
EXHIBIT I	Press release dated November 20, 2021 (incorporated by reference to Exhibit G to the Schedule 13D/A filed by the Reporting Person with the SEC on November 22, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2021

TURGAY CINER

By:	/s/ Turgay Ciner
Name: Turgay Ciner

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2021

AKKAN ENERJI VE MADENCILIK ANONIM ŞIRKETI

By:	/s/ Turgay Ciner
Name: Turgay Ciner
Title: President

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2021

Kew SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name: Mehmet Ali Erdogan
Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2021

WE SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name: Mehmet Ali Erdogan
Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2021

CINER ENTERPRISES INC.

By:	/s/ Tarlan Ogüz Erkan
Name: Tarlan Ogüz Erkan
Title: President and CEO